

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2019

Lisa Averbuch
Chief Executive Officer
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

> **Re: Celexus, Inc**
> **Amended Registration Statement on Form 10-12G**
> **Filed June 12, 2019**
> **Current Report on Form 8-K**
> **Filed April 2, 2019**
> **File No. 000-52069**

Dear Ms. Averbuch:

We issued comments to you on the above captioned filing on June 21, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 30, 2019.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Elaine Dowling